Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is an email from Alec Waugh, General Counsel of Vast Solar Pty Ltd (“Vast Solar”), to Vast Solar’s employees and contractors regarding Vast Solar’s proposed business combination with Nabors Energy Transition Corp.

This is a truly exciting opportunity for Vast, Agcentral Energy and the entire extended team.

Taking us from a world of 13 years of private company governance to being listed on the NYSE will be some journey!  It’s a journey we must take over approximately 3 months so this will be quick.  However, the lawyer in me wants to make sure the entire team becomes public company ready understanding how we need to behave and operate in this new environment.  By the way I’m not worried about this as we have some fantastic partners, including the new Nabors team who are excited about working with us.  I know the Vast team can get this done.

The Important Legal Bits

There are some really important steps we must all take to get us ready for this major leap forward.

Moving from a private to public company will be challenging and exciting.  Ensuring we are able to continuously meet all of the legal requirements of operating in the public markets will require us to set up new systems, processes and a governance structure which while being protective remains nimble and agile.

The attached is the starting point with the high level Do’s and Don’ts we must all follow in particular around social media engagements.  Over time this will evolve and develop further.

As soon as Craig is back on the ground we will have a full team update and step out how we prepare for becoming a publicly listed entity.  Craig, Christina, Simon and I can take you through what is required and how we will be getting this done.

Please in the meantime if you have any questions at all on the attached or in general about the transaction I’m available on the phone so just let me know.

What a monster month already!

Cheers

Alec

Do’s & Don’ts

Project Neptune Announcement Social Media Guidelines

As with all public comments surrounding the announcement of a transaction, it is critical to only communicate with nonmaterial and/or publicly available information, such as the Project Neptune initial press release, when posting on social media. This is an exciting transaction for Vast that will help to fuel its growth, and we understand that the company and its employees may want to share this information with their networks.

What follows are recommendations and guidelines for posting to social media, which cover both Vast and its employees.

DOS

•	Vast can share the press release across its social channels with a brief post summarizing the news (see sample posts below)

•	Vast can share news coverage about the transaction, but only when an article/interview is filed with the SEC with the proper disclaimers

•	Employees should feel free to share/repost and like posts that are made by Vast on its Twitter, LinkedIn Instagram, Facebook accounts

•	Both the company and its employees should feel comfortable conveying their excitement, but no one should be providing commentary about the deal (e.g., timing for when it will close, what it will mean for the business more generally, etc.)

•	Always err on the side of caution. If you are unsure about whether a statement, comment or post is appropriate, please reach out to Alec Waugh (m.[***] e. [***]) or Simon Woods (m.[***] e. [***]) in advance.

DON’Ts

•	Do not share any non-public, material information

•	Do not share any privileged and confidential communications (e.g., legal advice, internal communications, emails, etc.)

•	Do not respond to an inbound request for information or commentary on Project Neptune or Vast without clearing with Craig, Alec or Simon first

•	Do not comment on stock price

•	Do not talk about your own stock holdings of the company

•	Do not comment about the state of the business

•	Do not make any forward-looking comments or predictions

•	Do not comment about the competition

•	Do not share any confidential customer information

Sample Post - Vast

Optimized for all platforms

Vast has taken a significant step forward to advance our mission of delivering renewable energy technology with the power to transform world energy systems. We're excited to share that we expect to become a publicly traded company on the New York Stock Exchange. Vast Press Release - Business Combination with Nabors Energy Transition Corp 14 Feb 2023.

Sample Post - Employees

Employees should not create their own posts announcing the news, rather they should share the post that Vast puts out. They should feel empowered to add a nonmaterial comment reflecting their own excitement, such as the following options:

1)	Big news from Vast- excited to be part of a great company that is on its way to becoming public! [Retweet/share post]

2)	Excited to share that Vast expects to become a publicly traded company on the New York Stock Exchange! [Retweet/share post]

3)	Big day for Vast! We announced that we expect to become a publicly traded company on the New York Stock Exchange - a huge step forward in advancing our mission of delivering renewable energy technology with the power to transform world energy systems. [Retweet/share post]

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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